Exhibit 20.3
Dear Shareholders:
Since founding CSI in 2001, we have rapidly grown into one of the solar industry’s most prominent companies. We have differentiated CSI as a cost-effective, integrated solar module and application provider with a pro-active supply chain strategy.
In 2006 we continued to build on our impressive track record. We grew revenues to US$68.2 million in 2006, compared to US$18.3 million in 2005. CSI’s accomplishments, strong industry position, and growth potential led to a successful IPO on NASDAQ in November 2006. The IPO proceeds we raised will help fund our continued growth worldwide.
We are working hard to establish CSI as a worldwide brand synonymous with high quality, high yield, and cost effective solar module and application products. Many of our growth initiatives are now running ahead of plan, helping to further strengthen our position in the key European and U.S. markets.
A fundamental aspect of CSI’s business strategy is to maintain a balanced customer portfolio. The two types of customers we focus on include: regular distributors whom we ship to on a monthly or quarterly schedule and project owners or companies that purchase CSI’s products for specific solar power projects. CSI has worked to forge relationships with top-tier distributors and resellers in the solar industry, as well as companies and individuals that engage in landmark solar power initiatives.
In establishing a diverse network of customers, CSI has consistently delivered high quality, low cost solutions. We built a leadership position in the market for higher margin specialty modules. Our customers range from top-tier auto manufacturers, to some of the largest integrators of renewable and energy-efficient technology solutions.
We have developed one of the industry’s strongest supply chains, and demonstrated a first-mover advantage with our silicon reclamation program. Our supply chain includes a number of key long-term silicon supply deals. Most notable of these are a 5 year supply deal with one of the largest China based polysilicon manufacturers for high purity silicion, and a 12 year wafer supply agreement with one of the biggest global producers of monocrystalline and multicrystalline silicon wafers.

Considerable Business Momentum
As part of CSI’s growth, we have continued to add on proven sales and support resources. Our customers and prospects operate globally and we need to have an on the ground presence to maintain existing relationships and to build important new ones. We recently made several key hires, including a new Director of Sales in the U.S. with 12 years of industry experience. We expect to open a new European sales office in the second quarter of 2007.
Our efforts are paying off. CSI recently added five major customers and distributors, more than doubling our customer base in Europe. We also continue to work with customers to develop innovative specialty products to meet their specific needs. The higher-margin, specialty product area compliments our core standard modules. On the standard module side, we recently introduced a new product capable of producing 220 watts to 240 watts power output per module, which is now a top seller for CSI. On the specialty side, we further cemented our relationships with key customers and expect to see increased sales of several specialty solar products.
Balanced Supply Strategy
CSI continues to ramp up its in-house solar cell manufacturing while maintaining long-term strategic purchasing from a couple of selected supply partners. For example, we recently signed a supply agreement with a major solar cell manufacturer in China. Securing this additional solar cell supply at a cost meeting our internal target will help us to fulfill the increased demands from our key customers. We believe this balanced supply strategy helps to create a win-win situation and provides us with the ability to quickly respond to demand surges from our customers.
CSI’s management has continued to work diligently to shore up both our polysilicon supply and to reconfirm contracts with customers. We have already reconfirmed about 80% of our 2007 forecasted 64MW sales and reconfirmed about 70% of silicon, wafer and cell supply required to meet our sales forecast for 2007.
We are very excited about our in-house solar cell progress. Our management boasts some of the industry’s most senior solar cell manufacturing expertise. We know how to cost efficiently source high performance machinery, how to install on schedule and how to achieve on target yields. Already in 2007, we successfully installed our first of four planned in-house solar cell lines. It took just six months from the ground breaking to the production of the first batch of cells. We plan to have a total of four, 25MW solar cell lines in full commercial production by the end of 2007.
On April 15, 2007, we officially opened a new cell manufacturing subsidiary, CSI Cells Co., with a manufacturing area of about 10,000 sq meters. Our first line, which was installed on February 10, 2007, approximately one month ahead of schedule, gives us an initial 25MW of annual nameplate capacity. We expect to complete Line 2 on schedule at the end of June. Lines 3 and 4, planed for December, will be implemented on or ahead of schedule, bringing the total cell manufacturing capacity to 100MW. The new cell facility will further strengthen CSI’s competitive edge in the current consolidation of the solar industry.
Vertical integration of in-house solar cell production lines will give us added control over product quality and delivery times, and enable CSI to provide even better service to our customers.
Targeting Continued Revenue and Profit Growth
We entered 2007 in a very strong position. We have an excellent customer base to grow with. Our specialty products business continues to be a leader in the industry. Finally, we are in a strong financial position. Our outlook is positive for the near and long-term.
One of our top priorities is to regain margin growth in 2007. We will leverage the long-term, favorable pricing we have negotiated and are negotiating with our suppliers combined with ongoing first mover advantage in our silicon reclamation program and the margin contribution from our in-house solar cell production lines.
The market is now much healthier for CSI as we work to build ourselves as one of the industry’s leading companies. CSI has developed a reputation as a valued partner to customers worldwide. We are a trusted supplier of solar products based on product design, performance and customization, as well as after-sale services. Our integrated solar provider model with our proactive supply chain strategy has positioned us for continued success in 2007.

We thank you for your support during 2006, and we look forward to sharing our progress with you throughout 2007.
Sincerely,
/s/ Shawn Qu
Dr. Shawn Qu
Chairman & CEO

14